**MOL Plc.**
Finance

RECEIVED
2008 AUG 12 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30th July, 2008

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

[redacted]

08004295

Attention: **Special Counsel**
Office of International Corporate Finance

*MOL ~~Magyar Olaj- és Gázipari Rt.~~*
*Rule 12g3-2(b) File No. 82-4224*

**SUPPL**

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

**PROCESSED**
**AUG 14 2008**
**THOMSON REUTERS**

Enclosure

**▶ MOL Plc.**



# INVESTOR NEWS

30 July 2008

## MOL is founding a geothermal energy company with international partners

MOL Hungarian Oil and Gas Plc. hereby announces that on July 30, 2008 it signed the Articles of Association with Enex hf. (Iceland) and Green Rock Energy International Pty. Ltd. (Australia) for the establishment of CEGE Central European Geothermal Energy Production Private Company Limited by Shares. The aim of the new company is exploration, production and sales of geothermal energy, the construction of geothermal power plants and technologies for directly supplying thermal heat. The three founders have an equal one third share in the HUF 6 million share equity of CEGE.

The foundation of CEGE demonstrates MOL's commitment towards exploring, developing and selling renewable energy sources. MOL and its legal predecessors have more than 70 years experience in geological exploration and it offers a robust professional hinterland for the new subsidiary.

Enex hf. is a state-of-the art company in the geothermal sector in Iceland. Enex has extensive experience in developing and implementing geothermal projects and can provide valuable support to its partners in the new company.

Green Rock Energy Ltd. is an Australian publicly listed company focused on Engineered Geothermal Systems or Hot Dry Rock technology, not yet applied in Hungary. As Australia has one of the most dynamically developing geothermal sectors in the world, CEGE can obtain access to this leading edge knowledge through Green Rock Energy.

CEGE's mission is to become the market leader in geothermal energy in Hungary through the cooperation of the three companies. The new company will implement geothermal exploration in Hungary and if opportunities arise, on a regional level. These exploration activities will focus on the discovery of geothermal energy and CEGE, if successful, will implement geothermal power plants and technologies for directly supplying thermal heat.

**For further information, please contact**:

| | |
|---|---|
| Investor Relations | + 36 1 464 1395 |
| facsimile: | + 36 1 464 1335 |
| MOL Communication | + 36 70 373 1755 |
| Brunswick Group LLP | + 44 20 7404 5959 |
| Brunswick for Germany and Austria | + 49 172 691 05 26 |

# INVESTOR NEWS

31 July 2008

## Number of voting rights at MOL Plc

MOL Hungarian Oil and Gas Public Limited Company, meeting the rules set in Clause 54 (9) of Act No. CXX/2001 on capital markets hereby publishes the number of voting rights attached to its shares and the share capital.

Composition of share capital of the Company:

| Share series | Par value (HUF/share) | Issued number | Total par value (HUF) |
|---|---|---|---|
| „A" series | 1,000 | 109,674,923 | 109,674,923,000 |
| „B" series | 1,000 | 1 | 1,000 |
| „C" series | 1,001 | 578 | 578,578 |
| Share capital | - | - | 109,675,502,578 |

Number of voting rights attached to the shares:

| Share series | Issued number | Number of treasury shares | Shares with voting rights | Voting right per share | Total voting rights |
|---|---|---|---|---|---|
| „A" series | 109,674,923 | 181,100 | 109,493,823 | 1 | 109,493,823 |
| „B" series | 1 | 0 | 1 | 1 | 1 |
| „C" series | 578 | 578 | 0 | 1.001 | 0 |
| Total | - | - | - | - | 109,493,824 |

**For further information, please contact:**

| | |
|---|---|
| Investor Relations | + 36 1 464 1395 |
| facsimile: | + 36 1 464 1335 |
| MOL Communication | + 36 70 373 1755 |
| Brunswick Group LLP | + 44 20 7404 5959 |
| Brunswick for Germany and Austria | + 43 676 406 4228 |


END